UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  20-F  ☐ Form 40-F

Enclosure: A press release dated March 17, 2026 announcing the registrant's dividend distribution proposal.

Istanbul, March 17, 2026

Announcement Regarding the Dividend Distribution Proposal

As per our Company's Articles of Association and Dividend Distribution Policy; our Company's Board of Directors has resolved to propose, for shareholder approval at the Ordinary General Assembly, the distribution of a gross dividend of TRY 8,800,000,000, which corresponds to a gross dividend  of TRY 4.0000000 (net TRY 3.4000000) per ordinary share with a nominal value of TRY 1, to the shareholders in cash on December 9, 2026, in accordance with the principles set forth in the legislation, according to the dividend distribution table which has been prepared for the year 2025.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Cash Dividend Date
4.0000000	3.4000000	09.12.2026

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

ANNEX: Board of Directors’ Proposal on Dividend Distribution

The Board of Directors of the Company has resolved to propose the distribution of a gross cash dividend of TRY 8,800,000,000- to our shareholders within the framework of the Board resolution and as detailed below:

1-	It has been determined that the profit of our Company arising from its activities conducted between January 1, 2025 and December 31, 2025 amounts to TRY 31,002,847,937-, according to the consolidated financial statements prepared in accordance with the provisions of the Capital Markets Board’s Communiqué No. II-14.1 on the “Communiqué Regarding the Financial Reporting in Capital Markets”, and audited independently.

2-	It has been determined that TRY 17,604,006,520- of the profit after tax, as reflected in the consolidated financial statements, constitutes the basis for dividend distribution in accordance with the “Capital Markets Board Dividend Guide” published on 27 January 2014.

3-	As our Company has already reached the ceiling for the first legal reserve as set forth under the Turkish Commercial Code, no allocation shall be made for the first legal reserve.

4-	It has been determined that TRY 17,604,006,520- which forms the basis for dividend distribution according to the consolidated financial statements, constitutes the distributable profit for the fiscal year 2025, and that upon the addition of donations amounting to TRY 920,921,225- made during the year, the first dividend base shall be determined as TRY 18,524,927,745-.

5-	Within the framework of the principles set forth in the Capital Markets Board’s Communiqué No. II-19.1 on Dividends, and in accordance with the provisions of our Company’s Articles of Association; TRY 3,704,988,652-, corresponding to 20% of TRY 18,524,943,260-, which is taken as the first dividend base, shall be distributed as the first cash dividend, TRY 5,095,011,348- shall be distributed to shareholders as the second cash dividend, and a secondary legal reserve amounting to TRY 869,000,000- shall be allocated from the remaining portion of the net distributable profit for the period.

a. Of the total cash dividend of TRY 8,800,000,000- to be distributed, TRY 8,011,000,000- shall be paid from retained earnings in the statutory records and TRY 789,000,000- from distributable legal reserves.

b. It has been resolved that withholding tax shall be applied to the entire amount of TRY 8,800,000,000- to be distributed in cash at the time of distribution.

6-	Accordingly, it is proposed that a total gross cash dividend of TRY 8,800,000,000- be distributed to our shareholders, corresponding to TRY 4.0000000- gross per share with a nominal value of TRY 1 (one Turkish lira).

7-	As a result of the cash distribution, the remaining distributable profit from the 2025 period profit amounting to TRY 7,935,006,520-:

a. shall be retained within the Company as retained earnings, and

b. in the event that this amount, retained as retained earnings for 2025, becomes subject to future distribution, withholding tax shall be applied at the time of such distribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 17, 2026	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 17, 2026	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer